                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.    14   )*
                                          ---------

                                 Tennant Company
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   880345-10-3
                         ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                Page 1 of 6 pages

CUSIP No. 880345-10-3                  13G                    Page 2 of 6 pages

- -------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON S.S. or I.R.S.
     IDENTIFICATION NO. OF ABOVE PERSON
     First Bank System Inc.
     601 2nd Ave. South
     Minneapolis, MN  55402-4302
     Tax I.D. No.:  41-0255900

- -------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     Not Applicable
                                             (a) / /
                                             (b) / /


- -------------------------------------------------------------------------------
 3   SEC USE ONLY


- -------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, U.S.A.



- -------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
 NUMBER OF                                   24,038
  SHARES            -----------------------------------------------------------
BENEFICIALLY        6    SHARED VOTING POWER
 OWNED BY                                    585,707(1)
   EACH             -----------------------------------------------------------
 REPORTING          7    SOLE DISPOSITIVE POWER
  PERSON                                     11,940
   WITH             -----------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                                             593,030(1)
- -------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             609,745(1)

- -------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                             12.42%

- -------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     H.C

- -------------------------------------------------------------------------------

                       SEE INSTRUCTION BEFORE FILLING OUT

                                                              Page 3 of 6 pages

ITEM 1

     a.   NAME OF ISSUER:

          Tennant Company

     b.   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          Tennant Company
          701 North Lilac Drive
          P.O. Box 1452
          Minneapolis, MN 55440

ITEM 2

     a.   NAME OF PERSON FILING:

          First Bank System, Inc.

     b.   ADDRESS OF PERSON'S FILING PRINCIPAL EXECUTIVE OFFICES:

          601 2nd Ave South
          Minneapolis, MN  55402-4302
          United States

     c.   TITLE OF CLASS OF SECURITIES:

          COMMON

     d.   CUSIP NUMBER:

          880345-10-3

ITEM 3

          The person filing this statement is a:
          (g) [x] Parent Holding Company

ITEM 4

     OWNERSHIP:

     a.   Amount beneficially owned:                                 609,745(1)
     b.   Percentage of Class:                                           12.42%
     c.   Number of shares as to which such person has:

          1.   Sole power to vote or direct the vote:                    24,038
          2.   Shared power to vote or direct vote:                  585,707(1)
          3.   Sole power to dispose or direct the disposition:          11,940

          4.   Shared power to dispose or direct the disposition:    593,030(1)

ITEM 5

     OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:  (     )

- -----------
(1) This number includes 421,073 shares held in the "unallocated account, as of December 31, 1993, of the Tennant Company, Employee Stock Ownership Plan and Trust, which an affiliate of First Bank System, Inc. acts as trustee. The number of "allocated " shares held in such trust (333,607 shares as of December 31, 1993) is not included in this number, based upon our interpretation of SEC staff no-action letters.

                                                                    Page 4 of 6
ITEM 6

     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Other persons have the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, such securities. To our knowledge no interest of any such person relates to more than 5% of the class.

ITEM 7

     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY

     See Exhibit A

ITEM 8

     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not Applicable

ITEM 9

     NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable


ITEM 10

     CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 10, 1994




/s/Bruce L. Wilson
- --------------------------
Bruce L. Wilson
Vice President

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                    EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).



First Trust National Association        First Bank National Association
180 East Fifth Street, Suite 200        601 2nd Ave South
St. Paul, Minnesota 55101               Minneapolis, Minnesota 55402-4302

Colorado National Bank
P.O. Box 5548
Denver, Colorado 80217

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                             EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that First Bank System, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).